SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  Schedule 13D
                    Under the Securities Exchange Act of 1934


                             Kingston Systems, Inc.
            --------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.001 per share
            --------------------------------------------------------
                         (Title of Class of Securities)


                                49 66 85 - 10 - 8
            --------------------------------------------------------
                                 (CUSIP Number)


                               Martha Dwyer, Esq.
                         Novack, Burnbaum Crystal, LLC.
                                   10th Floor
                              300 East 42nd Street
                            New York, New York 10017

                        Telephone Number (212) 682 - 4002
            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 7, 2005
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 49 66 85 - 10 - 8
--------------------------------------------------------------------------------
1.    Names of Reporting Persons

      The Laurence B. Flood Trust Dated 5/10/96
      218 Cedar Street
      Dedham, Massachusetts 02026
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Source of Funds

      PF
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(D) or 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Massachusetts
--------------------------------------------------------------------------------
Number of         7.    Sole Voting Power
Shares
Beneficially            The Laurence B. Flood Trust Dated 5/10/96 - 612,251
Owned by          --------------------------------------------------------------
Each              8.    Shared Voting Power
Reporting
Person                  The Laurence B. Flood Trust Dated 5/10/96 - 0
With              --------------------------------------------------------------
                  9.    Sole Dispositive Power

                        The Laurence B. Flood Trust Dated 5/10/96 - 612,251
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power

                        The Laurence B. Flood Trust Dated 5/10/96 - 0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      612,251
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row 11

      12.3%
--------------------------------------------------------------------------------
14.   Type of Reporting Person

      OO
--------------------------------------------------------------------------------

CUSIP No. 49 66 85 - 10 - 8


Item 1. Security and Issuer.

      (a) The title of the class of securities to which this statement relates is:

            The Common Stock, Par Value $0.01 per share, of Kingston Systems, Inc. CUSIP No. 49 66 85 - 10 - 8 (the "Shares").

      (b)   The name and address of Issuer's Principal Executive Office is:

            Kingston Systems, Inc.
            5 Wentworth Road
            Rye, New Hampshire 03870


Item 2. Identity and Background.

      Name:                        The Laurence B. Flood Trust Dated 5/10/96.

                                   The Name of the Trustee of the Flood Trust is Laurence B. Flood

      State of Organization:       Massachusetts

      Principal Business:          Investments

      Address of its
      Principal Office:            218 Cedar Street
                                   Dedham, Massachusetts 02026
      Convictions
      in the last 5 years:         None

      Securities law violations
      in the last 5 years:         None


Item 3. Source and Amount of Funds or Other Consideration.

      Personal Funds

Item 4. Purpose of Transaction.

      The Reporting Party has acquired the Shares, as described in this Statement, in order to obtain an equity position in the Issuer based on the Reporting Party's belief that the Shares represent an attractive investment opportunity.

      Depending upon other investment opportunities available to the Reporting Party, and the availability of shares of the Issuer's Common Stock at prices that would make the acquisition of additional shares desirable, the Reporting Party may endeavor to increase its position in the Issuer on such terms and at such times as the Reporting Party may deem advisable.


Item 5. Interest in Securities of the Issuer.

      (a) Aggregate number of shares.

      The Reporting Party beneficially owns an aggregate of 612,251 Shares representing approximately 12.3% of the issued and outstanding shares of Common Stock of the Issuer based on the Issuer's advice that there are, at present, 4,988,889 issued and outstanding shares of the Issuer's Common Stock.

      (b) Number of shares with sole voting and disposition power.

      The information set forth in Items 7 through 13 on the Cover Page is hereby incorporated by reference.

      (c) Transactions effected during the last sixty days.

      On August 18, 2005, the Issuer acquired 100% of the Issued and Outstanding Common Stock of Parallel Robotics Systems Corporation ("Robotics"). Thus, Robotics became a wholly owned subsidiary of the Issuer.

      Thereafter, pursuant to an agreement between the Issuer, Robotics, and the Trust, the Trust was to be issued a promissory note (the "Note") by Robotics (as the Maker). In that connection, it was contemplated by the Issuer, the Trust, and Robotics that the Trust would acquire shares of stock in the Issuer by assigning as consideration its rights as Payee under the Note to the Issuer in exchange for newly issued shares of the Issuer's Common Stock, Par Value $0.01 per share, for a number of shares then yet to be determined.

      The Issuer, as the new Payee under the Note, would then cancel the Note and forgive the Debt and any obligations of Robotics under the Note. The Issuer proposed to do this because Robotics would not have issued its Common Stock to the Issuer unless the Issuer agreed to forgive the Debt to be owed by Robotics to the Issuer following the exchange of debt for equity.

      The foregoing was disclosed in a Form 8-K filed by the Issuer August 19, 2005. At the time that 8-K was filed, the exact principal balance of the Note was not yet capable of being calculated, so that the exact number of shares of the Issuer to be issued to the Trust had could also not yet be determined then.

      Subsequently, the Trust, and Robotics signed an Exchange Agreement and the Note, dated October 26, 2005, copies of which are attached. The executed Note reflects a principal balance of $1,836,752.00, payable on demand, with interest at the rate of 8% per annum. Pursuant to the Exchange Agreement, the payee's (i.e., the Trust's) rights under the Note were assigned by the Trust to the Issuer, and, in exchange, the Trust is to be issued 612,251 shares of the Issuer's Common Stock (Restricted). Thereafter, the Issuer, as the new Payee of the Note, cancelled the Note, thereby relieving Robotics of its obligations as Maker of the Note.

      Although the Shares have not yet actually been issued and delivered to the Trust, the Issuer contemplates that this step will be taken very shortly.

      (d) Rights to Dividends, etc.

      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e) Cessation of 5% plus Ownership.

      Not applicable.


Items 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Please see the disclosure set forth in Item 6 (c), above.


Item 7. Material to be Filed as Exhibits.

      Exhibit
      Number         Description Of Exhibit

      Exhibit A      Exchange Agreement dated October 26, 2005, between Kingston
                     Systems, Inc., Parallel Robotics Systems Corporation, and
                     The Flood Trust.

      Exhibit B      Promissory Noted dated October 26, 2005, issued by Parallel
                     Robotics Systems Corporation to The Flood Trust.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.

The Laurence B. Flood Trust Dated 5/10/96.


By: /s/ Laurence B. Flood                                  Dated: April 28, 2006
    -----------------------------
    Laurence B. Flood, as Trustee

                                    EXHIBITS

                                    Exhibit A

   EXCHANGE AGREEMENT DATED OCTOBER 26, 2005, BETWEEN KINGSTON SYSTEMS, INC.,
           PARALLEL ROBOTICS SYSTEMS CORPORATION, AND THE FLOOD TRUST.

                               EXCHANGE AGREEMENT

      This Exchange Agreement (the "Agreement"), entered into this 26th day of October, 2005, by and among Kingston Systems, Inc. ("Kingston"), Parallel Robotics Systems Corporation ("Robotics"), and The Flood Trust (the Trust").

                              W I T N E S S E T H:

      WHEREAS, prior to the execution of this Agreement, the Trust has not been a shareholder of Robotics or of Kingston;

      WHEREAS, the Trust desires to be a Shareholder of Kingston;

      WHEREAS, Robotics is indebted to the Trust in the amount of $ 1,836,752 (the "Debt"), including principal and interest to the date hereof, which Debt is evidenced by a promissory note in that amount (the "Note") issued by Robotics to the Trust, the Trust therefore being the Payee of the Note;

      WHEREAS, in order to become a shareholder of Kingston, the Trust wishes to exchange its rights as Payee under the Note for shares of Common Stock of Kingston, with the result that, following this exchange, the Trust would be a Shareholder of Kingston, and Kingston would be the Payee under the Note, so that Robotics would be indebted to Kingston;

      WHEREAS, Kingston wishes to be the Parent of Robotics by becoming the owner of 100% of the Issued and Outstanding Common Stock of Robotics;

      WHEREAS, Robotics will not sell and issue shares of its Common Stock to Kingston unless Kingston will forgive the obligation of Robotics to Kingston under Note; and

      WHEREAS, Kingston is sufficiently desirous of becoming the owner of 100% of the Issued and Outstanding Common Stock of Robotics to forgive the obligation of Robotics to Kingston under Note.

                                 NOW THEREFORE,

      In consideration of the representations, warranties, covenants, and agreements herein contained, which are given by each Party to the other Parties in order to induce them to enter into this Agreement, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties hereto, each intending to be legally bound hereby, agree as follows:

                                    ARTICLE I
                             EXCHANGE & SATISFACTION

      Section 1.1 Exchange

      Simultaneously with the execution of this Agreement, the Trust has, and by means of this Agreement does, assign and convey its rights as Payee in the Note to Kingston, and, in exchange (the "Exchange"), Kingston has issued and delivered 612,251 shares of its Common Stock, Par Value $0.01 per share (the "Shares") to the Trust in the name of the Trust.

      Section 1.2 Satisfaction of the Debt

      Simultaneously with the Exchange, Kingston, as the new Payee under the Note, has, and by this Agreement does, cancel the Note and forgive the Debt and any obligations of Robotics under the Note.

                                   ARTICLE II
                 JOINT & COLLECTIVE REPRESENTATIONS & WARRANTIES
                                 OF THE PARTIES

      In order to induce the other Parties to enter into this Agreement, each Party makes the following representations and warranties to the other Parties.

      Section 2.1 Authority

      (a) Each Party

            (i) has full power and authority to enter into, deliver and perform this Agreement;

            (ii) neither the execution, delivery, consummation or performance of this Agreement

                  (A) requires the approval or consent of, or notice to, any third party;

                  (B) violates any law, regulation or agreement to which it is subject; or

                  (C) violates, conflicts with or would result in the breach or termination of, or otherwise give any other contracting party the right to terminate, or constitute a default (by way of substitution, novation or otherwise) under the terms of, any mortgage, lease, bond, indenture, agreement, franchise or other instrument or obligation to which it is a party or by which either of it may be bound.

      (b) If a Party is a corporation or a trust,

            (i) it is duly organized, validly existing and in good standing under the laws of its state of incorporation or creation; and

            (ii) it has full power and authority to carry on its business as now conducted, and it is entitled to own, lease or operate all of its properties and assets wherever located.

      Section 2.2. Truth of Statements; Completeness of Documents

      (a) All documents or other materials delivered or to be delivered by or on behalf of each Party to the others in connection with this Agreement and the transactions contemplated hereby are to the best of its knowledge true and complete;

      (b) The information furnished by or on behalf of each Party to the others in connection with this Agreement and the transactions contemplated hereby does not, to the best of its knowledge, contain any untrue statement of a material fact and does not omit to state any material fact required to be stated therein or necessary to make the statements therein not false or misleading.

      (c) There is no fact known to any of the Parties which has not been disclosed to the other Parties in writing which has, or insofar as any such Party can foresee, which will have, a Material Adverse Effect on any of the other Parties.

                                   ARTICLE III
                          REPRESENTATIONS & WARRANTIES
                                   OF ROBOTICS
                                        &
                                    THE TRUST

      In order to induce the other Parties to enter into this Agreement, Robotics and the Trust make the following representations and warranties to Kingston and to each other.

      Section 3.1 Validity of the Note; Good Title thereof, etc.

      (a) The Note was duly executed and evidences the Debt, and the Debt is a valid obligation of Robotics.

      (b) As Holder, and Payee, the Trust had, has, and will have, full and valid title and control of the Note.

      (c) There was, is, and will be no existing impediment or encumbrance to the assignment and conveyance by the Trust of its interest as Payee under the Note to Kingston.

                                   ARTICLE IV
                    REPRESENTATIONS & WARRANTIES OF KINGSTON

      In order to induce the other Parties to enter into this Agreement, Kingston makes the following representations and warranties to the other Parties.

      Section 4.1 Right to cancel the Note; Validity of the Shares

      (a) There was, is, and will be no existing impediment or encumbrance to the rights of Kingston to cancel the Note and forgive the Debt and any obligations of Robotics under the Note following the Exchange.

      (b) When issued, the Shares

            (i) will be free and clear of all taxes, liens, encumbrances, charges or assessments of any kind and shall not be subject to preemptive rights, tag-along rights, cumulative voting, or similar rights of any shareholder of Biscayne, and

            (ii) will be duly authorized, validly issued, and are fully paid and non-assessable.

                                    ARTICLE V
                    SURVIVAL OF REPRESENTATIONS & WARRANTIES

      In order to induce the other Parties to enter into this Agreement, each Party states and undertakes as follows:

      Section 5.1 Continuous Truth of Representations and Warranties

      The representations and warranties of the Parties contained in this Agreement were true when made and shall be true as at the execution of this Agreement.

      Section 5.2. Survival of Representations and Warranties

      The representations and warranties contained in this Agreement shall survive the execution and delivery hereof for a period of three (3) years.

      Section 5.3 Entire Agreement

      This Agreement sets forth the entire understanding and agreement between the Parties and supersedes and replaces any prior understanding, agreement or statement (written or oral) of intent. No provision of this Agreement shall be construed to confer any rights or remedies on any person other than the Parties hereto.

                                 SIGNATURE PAGE

      IN WITNESS WHEREOF, the undersigned Parties have executed this Agreement as of the date first set forth above.

                                     KINGSTON:

                                     Kingston Systems Inc.


                                     By: /s/ Ralph McKittrick
                                         ---------------------------------
                                         Ralph McKittrick, CEO


                                     ROBOTICS:

                                     Parallel Robotics Systems Corporation


                                     By: /s/ G. J. Coupe
                                         ---------------------------------
                                         George J. Coupe, President


                                     THE TRUST:

                                     The Flood Trust


                                     By: /s/ Laurence B. Flood
                                         ---------------------------------
                                         Laurence Flood, Trustee

                                    Exhibit B

                     PROMISSORY NOTE DATED OCTOBER 26, 2005,
          GIVEN BY PARALLEL ROBOTICS SYSTEMS CORP. TO THE FLOOD TRUST.


                                       12